UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone & Ruth Susan Borinelli (646) 536-7018 Sborinelli@breakstoneruth.com

For immediate release

ASUR CALL FOR A SHAREHOLDER’S MEETING

Mexico City, April 12, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) announced that the General Ordinary Shareholders' Meeting will be held on April 28, 2005.

The following is the complete text of the call for the shareholders meeting:

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.

CALL FOR A SHAREHOLDERS’ MEETING

By resolution of the Board of Directors adopted in the meeting held on April 11, 2005 and pursuant to the provisions of Articles Thirty-six and Thirty-seven and other provisions of the by-laws of Grupo Aeroportuario del Sureste, S.A. de C.V. (the “Company”) and Articles 181 and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company’s shareholders are hereby called to attend the General Ordinary Shareholders’ Meeting (the “Meeting”), which will take place at 10:00 a.m. on April 28, 2005, at the Company’s offices in Bosque de Alisos, No. 47-A 3rd Floor, Colonia Bosques de las Lomas, 05120 Mexico City, Mexico to discuss the following:

I.

Presentation and approval of the report of the Board of Directors in terms of Article 172 of the General Corporations Law in connection with the operations and results for the fiscal year ended December 31, 2004;

II.	Presentation and approval of the annual report of the Audit Committee regarding its activities as provided by Article 14 Bis 3 of the Securities Market Law (“Ley del Mercado de Valores”);
III.	Presentation and approval of the report of the Statutory Auditor;
IV.	Presentation and approval of the individual and consolidated financial statements of the Company for the fiscal year ended December 31, 2004;
V.	Presentation of the report of the Nominations and Compensation Committee;
VI.

Proposal regarding the application of the Company’s results for the year ended December 31, 2004; proposal to increase the legal reserve of the Company by Ps.30,349,597.13; proposal to increase the reserve account for the repurchase of the Company’s shares by Ps.328,804,338.96.

VII.	Proposal of the Board of Directors to pay a net ordinary cash dividend of Ps.0.62 per share for each outstanding Series “B” or “BB” share;
VIII.	Appointment and/or ratification of the proprietary and alternate members of the Board of Directors and Statutory Auditors. Resolutions relating thereto;
IX.	Appointment of an audit committee financial expert;
X.	Resolutions regarding the remuneration to be paid to the plenary and alternate members of the Board of Directors and Statutory Auditors;

XI.	Appointment of Delegates in order to formalize the resolutions adopted in this General Annual Ordinary Shareholders’ Meeting. Resolutions relating thereto.

In order to have the right to attend to the Meeting, the shareholders must be registered in the Shareholders’ Registry Book of the Company, which will be closed on April 25, 2005, three business days prior to the date of the Meeting.

In order to have the right to attend to the Meeting, the shareholders shall deposit their share certificates at the Company’s offices previously mentioned, at the S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, or at any national or foreign credit institution and present to the Company the corresponding receipt no later than one business day prior to the date of the Meeting and obtain from the Company the admission card and the applications that the shareholders may use to be duly represented at the Meeting in terms of Article 14 Bis 3 of the Securities Market Law.

Please be advised that in order to obtain an admission card, brokerage houses and other financial intermediaries shall deliver a list containing the name, address, nationality and number of shares of the shareholders that they represent.

The shares deposited at the Company by the shareholders for purposes of attending the Meeting will not be returned until the Meeting has ended through a receipt issued to the shareholder or attorney-in-fact for such shares.

The shareholders may attend the Meeting either personally or represented by a person or persons duly empowered by a proxy letter signed by two witnesses, through an application in terms of Article 14 Bis 3 of the Securities Market Law or by any other form of representation granted in accordance with law.

Further, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby called, and the application previously mentioned, will be available for shareholders at the Company’s secretariat upon fifteen days prior to the date of the Meeting.

Mexico City, April 12, 2004

___________________________

Alberto de la Parra Zavala

Secretary of the Board of Directors

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: April 12, 2005